Filed by Constellation Energy Group, Inc.

Pursuant to Rule 425 under the Securities

Act of 1933 and deemed filed pursuant to

Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company:

FPL Group, Inc.

Commission File No. 333-135278

Forward-Looking Statements.  This filing includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements include, for example, statements regarding benefits of the proposed merger between Constellation Energy Group, Inc. (Constellation) and FPL Group, Inc. (FPL), the likelihood and timing of closing of the proposed merger, integration plans, expected synergies, anticipated future financial and operating performance and results, including estimates for growth. Any statements that express, or involve discussions as to expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “believe,” “could,” “estimated,” “may,” “plan,” “potential,” “projection,” “target,” “outlook”) are not statements of historical facts and may be forward-looking. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements made herein. These risks and uncertainties include, for example, the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of FPL or Constellation stockholders to approve the transaction; the risk that the businesses will not be integrated successfully or that anticipated synergies will not be achieved or will take longer to achieve than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees, suppliers or governmental entities; unexpected transaction costs or liabilities; economic conditions; and other specific factors discussed in documents filed with the Securities and Exchange Commission by both FPL and Constellation. These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 that Constellation has filed with the SEC in connection with the proposed merger.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this filing.  Neither Constellation nor FPL undertakes any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this filing.

Additional Information and Where to Find It.  This communication is not a solicitation of a proxy from any security holder of FPL or Constellation.  Constellation has filed with the Securities and Exchange Commission a registration statement on Form S-4 (Registration No. 333-135278) that includes a preliminary joint proxy statement/prospectus of Constellation and FPL and other relevant documents regarding the proposed transaction.  A definitive joint proxy statement/prospectus will be sent to security holders of FPL and Constellation seeking approval of the proposed transaction.  WE URGE INVESTORS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FPL, CONSTELLATION AND THE PROPOSED TRANSACTION.  Investors and security holders also can obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov.  In addition, a copy of the definitive joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Constellation, Shareholder Services, 750 E. Pratt Street, Baltimore, MD 21202, or from FPL, Shareholder Services, P.O. Box 14000, 700 Universe Blvd., Juno Beach, Florida 33408-0420.

No Offer or Solicitation.  This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation.  FPL, Constellation, and their respective directors and executive officers of FPL and Constellation and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding FPL’s and Constellation’s directors and executive officers is available in the preliminary joint proxy statement/prospectus contained in the above-referenced registration statement on Form S-4.

The following slide regarding Constellation’s pending merger with FPL was included in a webcast presentation given by E. Follin Smith, Executive Vice President, Chief Financial Officer and Chief Administrative Officer of Constellation on September 7, 2006 at the Lehman Brothers 2006 Energy/Power Conference.

Merger Update

•                  Merger approval process continues forward

•                  Revised merger proxy filed with SEC on August 28, 2006

•                  FERC decision no later than February 2, 2007

•                  Expect Maryland approval process to be critical path to closing merger

•                  Implementation of rate stabilization plan clears one obstacle for Maryland PSC to consider merger

•                  Filed new merger application with the Maryland PSC in late July to address new statutory standards of Senate Bill 1

•                  PSC issued revised procedural schedule on August 23; final decision slated for early February 2007

•                  Uncertainty surrounding closing of the merger remains

•                  Integration activity remains on hold until companies have more clarity on timing and economics

•                  If risks to closing the merger or economics become unacceptable, Constellation Energy and FPL Group could agree to terminate the merger

•                  Constellation Energy remains committed to the merger with FPL, but not at the expense of shareholder value